Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the six months ended		For the years ended
	June 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008 (a)
Loss before taxes	$(9,063)	$(2,385)	$(37,123)	$(12,661)	$(854)	$(3,232)	$(77,557)
Fixed charges:
Interest expense (b)	613	843	1,722	1,870	2,035	2,373	4,871
Rentals:
Buildings, net of sublease income - 6.0% (c)	119	179	324	288	494	311	323
Total fixed charges	732	1,022	2,046	2,158	2,529	2,684	5,194
Loss before taxes and discontinued operations, plus fixed charges	(8,331)	(1,363)	(35,077)	(10,503)	1,675	(548)	(72,363)
Ratio of earnings to fixed charges (d)	—	—	—	—	—	—	—
Deficit	$(9,063)	$(2,385)	$(37,123)	$(12,661)	$(854)	$(3,232)	$(77,557)

(a) As adjusted due to the implementation of the cash conversion subsections of ASC Topic 470-20 “Debt with Conversion and Other Options—Cash Conversion.” See Note 1 “Significant Accounting Policies” to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.
(b) Amortization of the discount on the Company's outstanding subordinated notes is included in interest expense.
(c) Management believes that 6.0% is a reasonable approximation of the interest factor on rentals. Building and office rental fees that were included in restructuring charges were excluded from fixed charges.
(d) The earnings to fixed charges ratio was less than 1:1 due to losses reported for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.